Filed by Marathon Petroleum Corporation
Commission File No.: 001-35054
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Andeavor
Commission File No.: 001-03473

The following transcript is of a television interview conducted by a third party that was made available to employees of Marathon Petroleum Corporation on May 4, 2018.

Fox Business Network
5/3/2018
6:35:45 a.m.-6:45:45 a.m.

Fox Business Network (FBN): Oil and gas mega merger, Marathon Petroleum announcing last week it will acquire Andeavor in a $23 billion deal. This move creates the largest U.S. refiner and one of the top 5 largest globally. Joining us right now, in a First on Fox interview, is Marathon Petroleum Chairman and CEO, Gary Heminger. Great to see you, and thanks for joining us.

Gary Heminger (GH): Thank you Maria, good morning.
FBN: What does this do for the company? This obviously gives you even more scale. What are the opportunities?
GH: First of all, what we’ve set out to do here is this is a transaction to create a new company and we think to create the premiere refining and marketing and transportation company in America. We’ll now have 16 refineries with about 3 million barrels per day of capacity. But we’ve announced that we believe we’ll have about $1 billion worth of synergies. $1 billion dollars worth of synergies, that’s good for the shareholders, but it’s also good for the consumer, if we can take $1 billion dollars worth of costs out of the refining system it’s just going to help keep gas prices down.
FBN: I’m wondering, people used to talk about how you couldn’t build any more refineries in the U.S. because the regulation is so terrible. Is that part of the appeal of this deal or has something changed in the Trump era where you could actually build one instead of buying if you wanted to?
GH: If you look at the supply and demand curves in the U.S. and in fact globally we really don't need new supply coming into the market. What we’re doing here is we are taking this platform across really coast-to-coast here from a refining standpoint and scale matters in this business. When you can take your fixed costs and now divide it by a much larger refining system you are going to be able to reduce your costs. When you look at the entire refining system, there’s very little incremental capacity coming on in the United States, we’re really gearing up for what’s known as IMO, which will be taking the heavy resid out of the shipping market to improve and lower the sulfur content.
FBN: So even if the regulatory barrier was lower, you wouldn't build a new refinery now.
GH: No. With the demand - demand for diesel continuing to rise, but demand for gasoline is fairly flat.
FBN: What do you see happening with consumer prices, prices at the pump at least in Utah have been going up a little bit, what do you see happening short-term long-term?
GH: Well it all depends on the crude price. As you know, crude prices, Brent is in the mid-$70 range. WTI is 68 to 70 depending on the week here recently. I expect crude prices really to level out in this range for the rest of the year so I don't expect to see gas prices go up much but it all depends on where you see inventories for gasoline, inventories for diesel. Inventories right now are very much in balance and crude oil inventories really across the globe are in balance. That is what OPEC has been attempting to do over the last couple of years is get the global inventories down. It appears as though they are really coming into balance, and we’ll see as we go into the latter part of the year if more barrels start coming on to the market from the OPEC regions.
FBN: So can you characterize the supply situation in the U.S., the potential of production coming out of the U.S. into the global markets.
GH: That is very evident today, Maria, out of the Permian area. The U.S. is exporting around two, two and a half million barrels a day of light sweet crude. That’s mainly going to Europe and some of it is going to Asia. So from a crude standpoint, again, we are in good balance. We have very little imports coming into the U.S. right now of Middle East type crudes, just because the price and where they sit with inventory across the globe. So we are balanced here, we’ve had some upsets with Venezuelan crude, some upsets out of Libya and some other regions, but we’re really in balance. It really will depend on where we see crude inventory going for the balance of the year.
FBN: When companies merge and they talk about cost savings that means layoffs, are you going to lay people off, or conversely are you seeing an actual shortage of workers for the petroleum business?
GH: Well first of all, in all the refineries, 16 refineries here, we will maintain all, I would expect, all of those employees inside the refinery gates. You need all those employees to be able to maintain the operability and the environmental controls, the safety controls. I don't see any issues there. But yes there will be cost elimination. This deal is driven, there will be some cost elimination.
FBN: You mean layoffs?
GH: Yes, when you have two corporate entities combining, you don’t need two of each, so there will be some redundancy from the corporate side. But the majority of the cost savings that we see is bringing best practices into refining, bringing best practices into the retail situation. In retail we have a Speedway convenience store chain here in the East Coast, you’re familiar with Hess.
FBN: I know Speedway better than I know my family lately.
GH: I’m glad to hear that. And with Speedway, we are now going to take the Speedway platform coast-to-coast. Andeavor had many, many brands that they were using in the company-owned company-operated system. We are going to turn those into Speedway and have one system across the U.S.
FBN: How are margins on beef jerky and Twinkies versus oil?
GH: Much better than oil.
FBN: That’s the question of the week. Gary, thank you so much, great information and congrats. We will be watching the developments.
GH: Thanks for having me Maria.
FBN: And to you. Gary Heminger, good to see you.

This communication contains forward-looking statements within the meaning of federal securities laws regarding Marathon Petroleum Corporation (“MPC“). These forward-looking statements relate to, among other things, the proposed transaction between MPC and Andeavor (“ANDV”) and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of MPC. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the company’s control and are difficult to predict. Factors that could cause MPC’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPC and ANDV on anticipated terms and timetable; the ability to obtain approval by the shareholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC’s share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX; and the factors set forth under the heading “Risk Factors” in MPC’s and ANDV’s respective Annual Reports on Form 10-K for the year ended Dec. 31, 2017, filed with Securities and Exchange Commission (SEC).  We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements.  We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of Marathon Petroleum Corporation (“MPC”) and Andeavor (“ANDV”). Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from MPC at its website, www.marathonpetroleum.com, or by contacting MPC’s Investor Relations at 419-421-2414, or from ANDV at its website, www.andeavor.com, or by contacting ANDV’s Investor Relations at 210-626-4757.

Participants in Solicitation
MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning MPC’s participants is set forth in the proxy statement, filed March 15, 2018, for MPC’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning ANDV’s participants is set forth in the proxy statement, filed March 15, 2018, for ANDV’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.